Exhibit 10.1

EXECUTION COPY

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (“Agreement”), dated as of December 21, 2018 (the “Effective Date”), is made and entered into by and among XO Group Inc. (“XO Group”), IDO Holdco Inc., the parent entity of WeddingWire (“Parent”) (solely with respect to Sections 2(a) and 11), WeddingWire, Inc. (“WeddingWire” and together with its subsidiaries and affiliates (including Parent and XO Group) and any successors, the “Company”), and Michael Steib (“Executive”).

WITNESSETH:

WHEREAS, Executive is currently employed pursuant to that certain Employment Agreement by and between XO Group and Executive, dated as of June 28, 2013, as amended by that certain letter agreement dated as of April 17, 2014 (collectively, the “Original Employment Agreement”);

WHEREAS, XO Group, WeddingWire and Wedelia Merger Sub, Corp. (“Merger Sub”), a wholly owned subsidiary of WeddingWire, have entered into that certain Agreement and Plan of Merger, dated as of September 24, 2018 (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into XO Group and XO Group will be the surviving corporation and a wholly owned subsidiary of WeddingWire (the consummation of the transactions contemplated by the Merger Agreement, the “Merger”);

WHEREAS, concurrently with the execution of the Merger Agreement, WeddingWire, XO Group and Executive entered into a term sheet entitled the Retention and Waiver Summary of Material Terms, the terms of which were agreed to be incorporated into the Original Employment Agreement;

WHEREAS, this Agreement is conditioned upon, and shall become effective immediately upon, the Effective Time (as such term is defined in the Merger Agreement) and if the Effective Time does not occur, this Agreement shall be null and void ab initio; and

WHEREAS, as of the Effective Time, the Company and Executive desire to amend and restate the Original Employment Agreement upon the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, for and in consideration of the premises, the mutual promises, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.           Term. Subject to the terms and conditions set forth herein and Executive’s acknowledgement and agreement, through execution of this Agreement, that his certain Employee Non-Disclosure, Non-Competition and Invention Assignment Agreement originally entered into with XO Group is hereby amended to provide that WeddingWire and its subsidiaries shall be deemed to be included within the definition of “Company” for purposes of such agreement (the “Non-Disclosure Agreement”) attached hereto as Exhibit A, Executive’s employment with the Company shall continue until terminated in accordance with the terms and conditions hereinafter set forth (such period of employment hereunder, the “Term”). Notwithstanding anything herein or elsewhere to the contrary, Executive agrees and acknowledges that his employment with the Company shall be “at will,” meaning that either Executive or XO Group may terminate Executive’s employment and this Agreement at any time, with or without cause or notice, subject to the terms and conditions hereof. XO Group reserves the right to revise, supplement or rescind any of its policies, practices, and procedures as it deems appropriate in its sole and absolute discretion.

2.           Position; Duties.

a.           Position; Duties. During the Term, Executive shall serve as Co-Chief Executive Officer of WeddingWire and shall report directly to the board of directors of Parent (the “Board”), in the same manner (e.g., both formal and informal meetings) as Timothy Chi, as Co-Chief Executive Officer of WeddingWire (the “WeddingWire Co-CEO”). During the Term, Executive will have such duties, authorities and responsibilities as are customarily associated with the position of a Co-Chief Executive Officer, and in any event as are equal to those of the WeddingWire Co-CEO (which, for the avoidance of doubt, shall include holding the same officer and director positions at each of Parent, WeddingWire, XO Group and the applicable subsidiaries as the WeddingWire Co-CEO). In addition, during the Term, Executive shall serve as a member of the Board.

b.           Performance. During the Term, Executive shall devote substantially all of Executive’s business time and attention and Executive’s good faith best efforts (excepting vacation time, holidays, sick days and periods of disability) to the business and affairs of the Company.

c.           Office. During the Term, Executive’s principal place of employment shall be the Company’s headquarters in New York City.

d.           No Interference With Duties. During the Term, Executive shall not devote time to other activities which would interfere with the proper performance of Executive’s duties as set forth herein and shall not be directly or indirectly concerned or interested in any other business, occupation, activity or interest other than by reason of holding a non-controlling interest as a shareholder, securities holder or debenture holder in a corporation quoted on a nationally recognized exchange (subject to any limitations in the Company’s Code of Business Conduct and Ethics). Subject to the policies applicable to other senior executives of the Company (including without limitation such policies governing conflicts of interest), Executive may not serve as a member of a board of directors of a for-profit company, other than Parent or any of its subsidiaries or affiliates and the board of directors of Ally Bank (on which Executive currently serves), without the express approval of the Board; provided, however, it shall not be a violation of this Agreement for Executive to manage personal business interests and investments and to engage in charitable and civic activities, so long as such activities do not individually or in the aggregate interfere with the performance of Executive’s responsibilities under this Agreement.

3.           Compensation and Benefits.

a.            Base Salary. Subject to the terms and conditions set forth in this Agreement, during the Term, the Company shall pay Executive an annual base salary (“Base Salary”) in the amount of five hundred and sixty-six thousand and five hundred dollars ($566,500). The Base Salary shall be paid in accordance with the Company’s normal payroll practices and will be subject to adjustment from time to time at the sole discretion of the Board (or an authorized committee thereof); provided, however, the Base Salary shall only be decreased as part of an across the board reduction applicable to the Company’s other senior executive officers. Any such adjustment shall thereafter be regarded as Executive’s “Base Salary” for all purposes under this Agreement unless otherwise provided.

b.            Annual Bonus.

(i)          For each fiscal year ending during the Term, Executive shall be eligible to receive an annual bonus (the “Annual Bonus”) with Executive’s target Annual Bonus opportunity equal to 100% of Base Salary (the “Target Annual Bonus Opportunity”). The actual Annual Bonus earned for the fiscal year in which the Merger occurs will be earned based on the performance targets established by XO Group in the ordinary course of business consistent with past practice as set forth in the schedules to the Merger Agreement, with the achievement of such targets at the end of such year to be determined by the Board. In any fiscal year of the Company following the fiscal year in which the Merger occurs, Executive will remain eligible to earn a Target Annual Bonus Opportunity, in accordance with the bonus program to be administered by the combined Company (i.e., WeddingWire, XO Group and their respective subsidiaries) for its combined senior executives (including for the avoidance of doubt the WeddingWire Co-CEO), with the actual Annual Bonus to be earned for each such year to be determined based on attainment of the annual combined Company (i.e., WeddingWire, XO Group and their respective subsidiaries) and applicable individual performance criteria and objectives established by the Compensation Committee of the Board (the “Compensation Committee”) that are consistent with those established for the other senior executives of the combined Company (including for the avoidance of doubt the WeddingWire Co-CEO). The Annual Bonus, if earned, will be paid to the Executive within a reasonable time after completion of the fiscal year for which performance is being measured (subject to Executive’s continued employment through the end of such year), but in no event later than March 15 of the year following the year in which the Annual Bonus is earned.

(ii)         Notwithstanding the foregoing, in the event that Executive’s employment is terminated without Cause, Executive resigns with Good Reason or Executive resigns by a Safe Harbor Resignation, Executive shall receive payment of a pro-rata Annual Bonus for the year of termination, equal to the product of (x) the Target Annual Bonus Opportunity, multiplied by (y) a fraction, the numerator of which is the number of days Executive is employed by the Company during the applicable year prior to and including the date of termination and the denominator of which is 365, to be paid as soon as practicable following such date of termination, but in no event later than March 15 of the year following the year in which such date occurs.

c.            2019 Annual Retention Grant.

(i)          Subject to Executive’s continued employment through the applicable date of grant, Executive will be entitled to receive a target cash retention grant equal to two million three hundred and ten thousand dollars ($2,310,000.00) (the “2019 Grant”), to be made to Executive at the same time as annual retention grants have been made to Executive in the ordinary course in recent years (i.e., in early March of 2019) (such grant date, the “2019 Date of Grant”), which will vest as to 25% of the 2019 Grant on the first anniversary of the 2019 Date of Grant and in equal quarterly amounts over the twelve quarters thereafter (i.e., a four-year vesting term), and otherwise be subject to such terms as set forth in the XO Group form of restricted stock award agreement used to make annual retention equity grants to senior executives of XO Group in 2018 as may be applicable to a cash award, subject to Executive’s continued employment through each applicable vesting date, except as otherwise provided in Section 3(c)(ii) below, with each such amount payable as soon as practicable following each applicable vesting date, but in no event later than March 15 of the year following the year in which such vesting date occurs.

(ii)         Notwithstanding the foregoing, in the event that Executive’s employment is terminated without Cause, Executive resigns with Good Reason or Executive resigns by a Safe Harbor Resignation, in any such case prior to the vesting and payout of the 2019 Grant (to the extent granted), the Executive will vest and be paid the unvested portion of the 2019 Grant (to the extent granted) in an amount equal to the greater of (x) so long as any such termination of employment occurs more than 90 calendar days following the 2019 Date of Grant, 50% of the 2019 Grant and (y) a prorated amount of the 2019 Grant, equal to the product of (A) the 2019 Grant, multiplied by (B) a fraction, the numerator of which is the number of months (with each partial month being rounded up to the nearest whole month) that Executive is employed by the Company from the 2019 Date of Grant and the denominator of which is 48. For the avoidance of doubt, if a termination without Cause or with Good Reason occurs less than 90 calendar days following the 2019 Date of Grant, the 2019 Grant shall vest pro rata based on the number of months (with each partial month being rounded up to the nearest whole month) that occurred after the 2019 Date of Grant and prior to such termination of employment, relative to 48 months. For illustrative purposes only, if Executive’s employment is terminated in a manner described in the first sentence of this Section 3(c)(ii) four months after the 2019 Date of Grant, Executive would be entitled to vesting in 50% of the 2019 Grant, but if such termination of employment occurred twenty-five months after the 2019 Date of Grant, Executive would be entitled to vesting on 25/48ths of the 2019 Grant. In the event of the vesting and payout of the 2019 Grant in accordance with this Section 3(c)(ii), such amount shall be payable as soon as practicable following such vesting date, but in no event later than March 15 of the year following the year in which such vesting date occurs.

d.            Ongoing Equity Grants. Executive shall be eligible to receive compensatory awards through Executive’s participation in any successor plan to the XO Group’s 2011 Long-Term Incentive Plan (the “LTIP”), subject to the terms and conditions of the successor plan to the LTIP and the form of participation agreement issued thereunder. For the avoidance of doubt, the 2019 Grant constitutes an LTIP opportunity in respect of 2019 pursuant to a successor plan to the LTIP. Following 2019, Executive shall be eligible for equity grants and other long-term incentives at the same time as equity grants and other long-term incentive awards are granted to other senior executives of the Company generally, subject to approval of the Compensation Committee in its discretion, and the amount of such equity grants or other long-term incentives, if any, shall be commensurate with the awards granted to other senior executives of the Company and the terms and conditions of such grants or incentives shall be no less favorable than those applicable to awards of a similar nature made to other senior executives of the Company.

e.           Other Compensation. During the Term, Executive will be eligible to participate in such other incentive compensation programs for executive officers, if and when such programs are established by the Compensation Committee of the Board, at a level commensurate with Executive’s position at the time awards are granted and on the same general terms and conditions as apply to the other executive officers of the Company.

f.            Welfare Benefit Plans; Perquisites. During the Term, Executive and Executive’s eligible dependents shall be eligible for participation in such welfare benefit plans, practices, policies and programs maintained by the Company from time to time (including, without limitation, medical, dental, life and disability insurance plans and programs) generally for executive officers (“Welfare Plans”), subject to the eligibility and other terms and conditions of such plans and programs. The Company reserves the right to amend, change and terminate its policies, programs and employee benefit plans in accordance with their terms at any time during the Term.

g.           Business Expenses. Executive shall be reimbursed for all necessary and reasonable business expenses incurred by Executive in carrying out his duties and responsibilities hereunder and will be covered by any supplemental travel and business expense reimbursement policies in effect for executive officers of the Company. Executive shall comply with the Company’s expense procedures that generally apply to other Company executive officers in accordance with the policies, practices and procedures of the Company as in effect from time to time.

4.           Treatment of Outstanding Equity Awards.

a.           Options. Each unvested stock option to acquire shares in XO Group held by Executive prior to the Effective Time will, upon the closing of the Merger in accordance with and subject in all events to the terms of the Merger Agreement, be assumed and converted into a cash award with a value based on (i) the excess of the per share purchase price paid to a shareholder in the Merger over the exercise price of Executive’s applicable unvested stock option, multiplied by (ii) the number of shares underlying such unvested stock option (the “Converted Options”), with such Converted Options to vest and be paid out on the earlier of (x) the vesting dates set forth under the existing vesting schedules of Executive’s corresponding unvested XO Group stock options and (y) as to 100% of the unvested portion of such Converted Options, upon the first anniversary of the Closing Date (as defined in the Merger Agreement) (subject to Executive’s continued employment through each applicable vesting date). Pursuant to the terms of the Merger Agreement, each vested stock option to acquire shares in XO Group held by Executive prior to the Effective Time will be converted, as of the Effective Time, into a right to receive cash in accordance with the terms of the Merger Agreement.

b.           Restricted Stock. Each unvested restricted stock award of XO Group held by Executive prior to the Effective Time will, upon the closing of the Merger in accordance with and subject in all events to the terms of the Merger Agreement, be assumed and converted into a cash award with a value based on (i) the per share purchase price paid to a shareholder in the Merger, multiplied (ii) by the number of shares of restricted stock underlying the applicable restricted stock award (the “Converted Restricted Stock”), with such Converted Restricted Stock to continue to vest and be paid out on the earlier of (x) the vesting dates set forth under the existing vesting schedules of Executive’s corresponding unvested XO Group restricted stock awards and (y) as to 100% of the unvested portion of the Converted Restricted Stock, upon the first anniversary of the Closing Date (subject to Executive’s continued employment through each applicable vesting date).

c.           Termination. Notwithstanding any of the foregoing, in the event that Executive’s employment is terminated without Cause, Executive resigns with Good Reason or Executive resigns by a Safe Harbor Resignation, in any such case prior to the vesting and payout of the Converted Options and Converted Restricted Stock under the terms set forth in Section 4(a) and (b) above, as applicable, Executive will be paid 100% of the unvested portion of the Converted Options and Converted Restricted Stock as soon as practicable after such termination of employment, or in the event of a Safe Harbor Resignation, at the end of the Safe Harbor Period), but in no event later than March 15 of the year following the year in which such vesting date occurs.

5.           Termination for Cause. This Agreement and Executive’s employment hereunder may be terminated immediately at any time by the Company for Cause without any liability owing to Executive or Executive’s beneficiaries under this Agreement, except for (i) Base Salary through the date of termination, payable in accordance with the Company’s customary payroll practices, (ii) any unreimbursed business expenses incurred in accordance with Company policy through the date of termination, and (iii) accrued and/or vested benefits under any plan or agreement covering Executive which shall be governed by the terms of such plan or agreement (the “Accrued Obligations”).

For purposes of this Agreement, “Cause” shall mean:

a.           willful failure to perform the principal elements of Executive’s duties to the Company or any of its subsidiaries, which failure is not cured within twenty (20) days following written notice to Executive specifying the conduct to be cured;

b.           conviction of or plea of nolo contendere to a felony (regardless of the nature of the felony) or any other crime involving dishonesty, fraud or moral turpitude;

c.           gross negligence or misconduct (including but not limited to acts of fraud, criminal activity or professional misconduct) in connection with the performance of Executive’s duties and responsibilities to the Company or any of its subsidiaries;

d.           failure to substantially comply with the rules and policies of the Company or any of its subsidiaries governing employee conduct or with the lawful directives of the Board; or

e.           material breach by Executive of this Agreement or any breach of the Non-Disclosure Agreement, including any of the representations and warranties contained herein or therein.

For purposes of the foregoing definition, no act, or failure to act, on the part of Executive shall be considered “willful” unless it is done, or omitted to be done, by Executive in bad faith or without reasonable belief that Executive’s action or omission was in the best interests of the Company and its subsidiaries.

6.           Termination Upon Death. Notwithstanding anything herein to the contrary, this Agreement and Executive’s employment hereunder shall terminate immediately upon Executive’s death, and the Company shall have no further liability to Executive, his estate or his beneficiaries under this Agreement, except for the Accrued Obligations.

7.           Disability.

a.           If the Company determines in good faith that a Disability (as defined below) has occurred during the Term, the Company may give Executive written notice of its intention to terminate Executive’s employment and this Agreement on account of such Disability. In such event, Executive’s employment with the Company and this Agreement shall terminate effective on the date provided in such notice (the “Disability Effective Date”). If Executive’s employment is terminated by reason of Disability, this Agreement shall terminate without further obligations to Executive, except for the Accrued Obligations.

b.           For purposes of this Agreement, “Disability” shall mean: (i) a long-term disability entitling Executive to receive benefits under the Company’s long-term disability plan as then in effect or under Executive’s portable long-term disability insurance policy; or (ii) if no such plan is then in effect or, in the case of the plan, the plan is in effect but does not apply to Executive, then “Disability” shall be as defined pursuant to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). Under this Section 7, unless otherwise required by law, the existence of a Disability shall be determined by the Company, only upon receipt of a written medical opinion from a qualified, independent physician selected by or acceptable to the Company and Executive. In this circumstance, to the extent permitted by law, Executive shall, if reasonably requested by the Company, submit to a physical examination by that qualified physician. All fees and expenses of any such physician shall be borne solely by the Company.

8.           Termination by the Company without Cause; Termination by Executive for Good Reason; Safe Harbor Resignation. The Company may terminate Executive’s employment and this Agreement without Cause by providing thirty (30) days’ prior written notice of such termination. If this Agreement and Executive’s employment hereunder is terminated by the Company without Cause (it being understood by the parties that termination by death or Disability shall not constitute a termination without Cause), by Executive for Good Reason, or by a Safe Harbor Resignation, then in any such case Executive shall be entitled to the Accrued Obligations, and, conditioned upon the execution and effectiveness of a release, in the form reasonably agreed between Executive and the Company, in the form attached hereto as Exhibit B (the “Release”), the benefits set forth in subsections (a) or (b) below, as applicable (the “Severance Benefits”). For all purposes under Section 7 and this Section 8, any payments due to Executive solely as a result of a termination of his employment that is not a “separation from service” shall be postponed until the occurrence of a “separation from service” (or such earlier permitted event) to the extent necessary to satisfy Section 409A of the Code. The Release shall not impose any other restrictive covenants on Executive other than any that are set forth in the Non-Disclosure Agreement and shall contain customary cooperation covenants and exceptions, and which shall not extend to: (i) those rights which as a matter of law cannot be waived; (ii) claims, causes of action or demands of any kind that may arise after the date the Release is executed and that are based on acts or omissions occurring after such date; (iii) claims for indemnification or contribution under any operative documents of the Company or its subsidiaries, or claims for coverage under any directors and officers insurance policy applicable to Executive; (iv) claims under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”); (v) claims with respect to accrued, vested benefits under any employee benefit plan; (vi) claims to enforce the terms of the Release, this Agreement, any equity awards (including any 2019 Grant, Converted Option or Converted Restricted Stock awards) as provided under the Merger Agreement, and any shareholder agreements to which Executive may become a party with any member of the Company after the date hereof.

a.            In the event Executive’s employment hereunder is terminated (x) by the Company without Cause prior to the end of the Safe Harbor Period, (y) by Executive for Good Reason prior to the end of the Safe Harbor Period or (z) by the Executive for any reason or no reason following notice of resignation to the Company no more than 60 days prior to the end of the Safe Harbor Period and no less than 30 days prior to the end of the Safe Harbor Period (a “Safe Harbor Resignation”) with such Safe Harbor Resignation to be effective on the last day of the Safe Harbor Period, Executive will be entitled to the Accrued Obligations and the benefits set forth in subsections (i), (ii) and (iii) below. For purposes of this Agreement, the “Safe Harbor Period” means the period commencing at the Effective Time and ending on midnight (Eastern Time) of the first anniversary of the Closing Date.

(i)          Commencing on the first regularly scheduled payroll date after the sixtieth (60th) day after Executive’s termination of employment (the “First Payment Date”), but contingent upon the execution and effectiveness of the Release prior to such date, subject to Executive’s continued compliance with the Non-Disclosure Agreement and Section 11 of this Agreement, up to the date of any such payment or benefit, and subject to Section 12(p) below, Executive shall be entitled to a payment equal to one million one hundred and thirty-three thousand ($1,133,000), to be payable over a twenty-four (24)- month period in equal installments on the Company’s regular payroll dates, with the first such payment to be equal to the aggregate amount of payments that the Company would have made through the First Payment Date had the payments commenced on the date that Executive’s employment terminated.

(ii)         In the event Executive is entitled to the benefit under this Section 8(a), then for a period of twenty-four (24) months following the date of termination, Executive and his covered dependents shall continue to be eligible to participate in the Welfare Plans with the same level of coverage, upon the same coverage limits, deductibles, co-insurance provisions and other terms and conditions as existed immediately prior to termination of employment, with COBRA continuation coverage (and similar state law coverage) beginning after the expiration of such twenty-four (24)-month period. Notwithstanding this Section 8(a)(ii), in the event that the provision of the continued coverage described herein is legally prohibited, or could subject either the Company or Executive to any material tax or penalty, after consulting with Executive, the Company shall be permitted to modify such coverage so as to comply with applicable law and avoid any such tax or penalty.

b.            In the event Executive’s employment hereunder is terminated (x) by the Company without Cause following the end of the Safe Harbor Period or (y) by Executive for Good Reason, following the end of the Safe Harbor Period, Executive will be entitled to the Accrued Obligations and the benefits set forth in subsections (i) and (ii) below.

(i)          Commencing on the First Payment Date, but contingent upon the execution and effectiveness of the Release prior to such date, subject to Executive’s continued compliance with the Non-Disclosure Agreement and Section 11 of this Agreement, up to the date of any such payment or benefit, and subject to Section 12(p) below, Executive shall be entitled to payment equal to the Base Salary to be payable over a twelve (12)-month period in equal installments on the Company’s regular payroll dates, with the first such payment to be equal to the aggregate amount of payments that the Company would have made through the First Payment Date had the payments commenced on the date that Executive’s employment terminated; provided, however, that to the extent such twelve (12)-month period would extend beyond March 15 of the year following the year in which such termination occurs, then the amount of Base Salary that would otherwise be payable during such extended period shall instead be paid in a lump sum on the last payroll date prior to March 15 of the year following the year in which such termination occurs.

(ii)         In the event Executive is entitled to the benefit under this Section 8(b), then for a period of twelve (12) months following the date of termination, Executive and his covered dependents shall continue to be eligible to participate in the Welfare Plans with the same level of coverage, upon the same coverage limits, deductibles, co-insurance provisions and other terms and conditions as existed immediately prior to termination of employment, with COBRA continuation coverage (and similar state law coverage) beginning after the expiration of such twelve (12)-month period. Notwithstanding this Section 8(b)(ii), in the event that the provision of the continued coverage described herein is legally prohibited, or could subject either the Company or Executive to any material tax or penalty, after consulting with Executive, the Company shall be permitted to modify such coverage so as to comply with applicable law and avoid any such tax or penalty.

c.            In the event that it is acknowledged by Executive in writing or determined by the Board that there has been a material breach by Executive of any continuing obligations under Section 11 of this Agreement or a material provision of the Non-Disclosure Agreement, Executive shall forfeit, or if already paid, pay back to the Company upon demand one hundred percent (100%) of the amount of the Severance Benefits (i.e., before any reductions for federal, state, local or other taxes withheld on such amount); provided, however, that Executive shall be given not less than twenty (20) business days’ written notice of the Company’s intention to forfeit the Severance Benefits, such notice to state in detail the particular act or acts or failure or failures to act that constitute the grounds on which the proposed forfeiture is based, and such forfeiture shall be effective at the expiration of such twenty (20) business day notice period unless Executive has fully cured such act or acts or failure or failures to act that give rise to such forfeiture during such period provided such acts or failures are subject to cure (as determined by the Company in its reasonable discretion). Nothing in this Section 8(c) shall be construed as prohibiting the Company from pursuing any other remedies available to it in the event of a breach of Section 11 of this Agreement or the Non-Disclosure Agreement.

d.            For purposes of this Agreement, “Good Reason” shall mean, without Executive’s written consent:

(i)          a material reduction in Executive’s then current Base Salary, Annual Bonus or LTIP opportunity;

(ii)         a relocation of Executive’s principal place of business by more than twenty (20) miles;

(iii)        a material breach of this Agreement by the Company;

(iv)        any diminution of Executive’s title;

(v)         a material diminution in Executive’s duties, authorities or responsibilities as set forth in Section 2(a) of this Agreement or any breach of the second sentence of Section 2(a);

(vi)        a change in the reporting structure whereby Executive is required to report to anyone other than the Board; or

(vii)       the material and repeated interference by the Board with the discharge of Executive’s duties, authorities or responsibilities hereunder;

provided that Good Reason shall only be deemed to have occurred if, no later than thirty (30) days following the time Executive learns of the circumstances constituting Good Reason, Executive provides a written notice to the Company (“Good Reason Notice”) containing reasonable details of such circumstances and within thirty (30) days following the delivery of such notice to the Company, the Company has failed to cure such circumstances (a “Cure Period”). Additionally, Executive must terminate his employment within six (6) months of Executive’s knowledge of the occurrence of the circumstances constituting Good Reason for such termination to be Good Reason.

Notwithstanding the provisions of Section 2(a) or the foregoing: (x) Executive agrees that Executive shall not provide a Good Reason Notice solely due to the failure to appoint Executive to the Board as of the Effective Time, so long as prior to the end of January 2019, Executive shall be appointed to the Board on the earliest possible date through written consent or the first Board meeting occurring after the Effective Time; and (y) the Company agrees that as a result of Executive not being appointed to the Board on or before January 31, 2019, Executive shall be entitled to provide a Good Reason Notice on or after February 1, 2019 in respect thereof and the Company shall not be entitled to any Cure Period, such that Executive may resign his employment for Good Reason immediately upon delivery of such Good Reason Notice.

For the avoidance of doubt, Executive agrees that the consummation of the Merger and the related changes solely to Executive’s title, duties, authority, responsibilities or reporting relationships from those as set forth in Section 2(a) of the Original Employment Agreement to those set forth in Section 2(a) of this Agreement, shall not on its own constitute or be deemed to constitute Good Reason under this Agreement. For the avoidance of doubt, the immediately preceding sentence shall not impede or adversely impact any other rights to resign for Good Reason that Executive may have as a result of the consummation of the Merger or otherwise. Notwithstanding the foregoing, the execution of this Agreement by the Company shall not be construed as an admission by the Company that Executive had, has or may have a right to resign for Good Reason under this Agreement or any other plan or agreement.

9.           Termination by Executive without Good Reason. Executive’s employment with the Company may be terminated by Executive at any time without Good Reason (unless such resignation is a Safe Harbor Resignation) upon delivery of thirty (30) days prior written notice by Executive to the Company. In the event Executive provides notice of his intent to terminate his employment without Good Reason (unless such resignation is a Safe Harbor Resignation), the Company may thereafter terminate Executive’s employment or place Executive on garden leave during all or a portion of the thirty (30) day notice period, which may entail, without limitation, relieving Executive of his positions and/or duties with the Company or preventing Executive from performing his services at a Company location. The Company’s exercise of its rights as set forth in the immediately preceding sentence shall not be a breach of this Agreement or be considered to be a termination of Executive without Cause or constitute an event of Good Reason (unless such resignation is a Safe Harbor Resignation). The Company shall continue to comply with its obligations under Section 3 during any period of garden leave. If Executive’s employment is terminated by Executive without Good Reason (unless such resignation is a Safe Harbor Resignation), this Agreement shall terminate without further obligations to Executive, except for the Accrued Obligations.

10.         280G. If there is a change in ownership or control of the Company that would cause any payment or distribution by the Company or any other Person or entity to Executive or for Executive’s benefit (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (a “Payment”) to be subject to the excise tax imposed by Section 4999 of the Code (such excise tax, together with any interest or penalties incurred by Executive with respect to such excise tax, the “Excise Tax”), then Executive will receive the greatest of the following, whichever gives Executive the highest net after-tax amount (after taking into account federal, state, local and social security taxes): (a) the Payments or (b) one dollar ($1) less than the amount of the Payments that would subject Executive to the Excise Tax (the “Safe Harbor Amount”). If a reduction in the Payments is necessary so that the Payments equal the Safe Harbor Amount and none of the Payments constitutes nonqualified deferred compensation (within the meaning of Section 409A of the Code), then the reduction shall occur in the manner Executive elects in writing prior to the date of payment. If any Payment constitutes nonqualified deferred compensation or if Executive fails to elect an order, then the Payments to be reduced will be determined in a manner which has the least economic cost to Executive and, to the extent the economic cost is equivalent, will be reduced in the inverse order of when payment would have been made to Executive, until the reduction is achieved. All determinations required to be made under this Section 10, including whether and when the Safe Harbor Amount is required and the amount of the reduction of the Payments and the assumptions to be utilized in arriving at such determination, shall be made by an independent certified public accounting firm selected by or acceptable to the Company and Executive (the “Accounting Firm”). All fees and expenses of the Accounting Firm shall be borne solely by the Company.

11.         No Disparaging Statement. Executive covenants and agrees that he shall not during the Term and thereafter make any communications with the intent to disparage Parent, WeddingWire, XO Group, Permira and Spectrum Equity, or interfere with the Company’s existing or prospective business relationships that, in each case, is intended to, or can reasonably be expected to, damage the Company in more than a de minimis manner. Notwithstanding the foregoing, nothing in this paragraph shall prevent Executive from (a) responding to incorrect, disparaging or derogatory public statements to the extent necessary to correct or refute such public statements, or (b) making any truthful statement (i) to the extent necessary in connection with any litigation, arbitration or mediation involving this Agreement, including, but not limited to, the enforcement of this Agreement, or the Non-Disclosure Agreement, (ii) to the extent required by law or by any court, arbitrator, mediator or administrative or legislative body (including any committee thereof) with apparent jurisdiction or authority to order or require such person to disclose or make accessible such information, (iii) making a normal comparative statement in the context of advertising, promotion or solicitation of customers, without reference to Executive’s prior relationship with the Company, (iv) making any statements in the good faith performance of Executive’s duties to the Company, or (v) rebutting any statements made by the Company or any of its subsidiaries or their respective officers, directors, employees or other service providers. In addition, Parent, WeddingWire, XO Group, Permira and Spectrum Equity agree, and Parent shall cause each member of the Board to agree, that they will not make any official statement, and they will instruct the Company’s executive officers and directors not to make any communications, in each case with the intent to disparage or encourage or induce others to disparage Executive, provided, that the foregoing shall not prevent the Company or its officers, directors or employees from: (A) responding to incorrect, disparaging or derogatory public statements to the extent necessary to correct or refute such public statements, or (B) making any truthful statement (i) to the extent necessary in connection with any litigation, arbitration or mediation involving this Agreement, including, but not limited to, the enforcement of this Agreement, or the Non-Disclosure Agreement, (ii) to the extent required by law or by any court, arbitrator, mediator or administrative or legislative body (including any committee thereof) with apparent jurisdiction or authority to order or require such person to disclose or make accessible such information, (iii) making a normal comparative statement in the context of advertising, promotion or solicitation of customers, without reference to Executive’s prior relationship with the Company, or (iv) rebutting any statements made by Executive. For purposes of this Section 11, the term “disparage” includes, without limitation, comments or statements to the press or to any individual or entity with whom the Company or Executive has a business relationship, or any public statement, that in each case is intended to, or can be reasonably expected to, damage the Company or Executive in connection with Executive’s then current or future employment or business relationships.

12.         General Provisions.

a.            Representations and Warranties. Subject to this Section 12(a), to the best of his knowledge, Executive hereby represents and warrants to the Company that Executive’s execution, delivery and performance of this Agreement does not and shall not conflict with, breach, violate or cause a default under any contract, agreement, instrument, order, judgment or decree to which Executive is a party or by which Executive is bound. Executive represents that he has provided the Company with copies of any and all continuing covenants between Executive and Executive’s prior employers relating to Executive’s conduct in connection with or following termination of Executive’s employment with such employer.

b.            Amendment. This Agreement may be amended or modified only by a writing signed by the parties hereto.

c.            Binding Agreement. This Agreement shall inure to the benefit of and be binding upon Executive, his heirs and personal representatives, and the Company and its successors and assigns. In the event of Executive’s death prior to payment of all amounts due to Executive under this Agreement, the remaining unpaid amounts shall be paid to Executive’s estate as and when such amounts would have been paid to Executive had he survived.

d.            Waiver of Breach. The waiver of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other breach.

e.            Indemnification. Executive and the Company shall enter into the Indemnification Agreement for Directors and Officers as set forth in Exhibit C. Executive shall also be covered by the Company’s insurance policy for directors and officers and the Company agrees to continue and maintain, at the Company’s sole expense, such insurance policy both during the Term and, while potential liability exists, thereafter, on terms no less favorable than such coverage as provided to active directors and senior executive officers of the Company.

f.             Unsecured General Creditor. The Company shall neither reserve nor specifically set aside funds for the payment of its obligations under this Agreement, and such obligations shall be paid solely from the general assets of the Company.

g.            Tax Withholding. There shall be deducted from each payment under this Agreement the amount of any tax required by any governmental authority to be withheld and paid over by the Company to such governmental authority for the account of Executive.

h.            Notices.

(i)          All notices and all other communications provided for herein shall be in writing and delivered personally to the other designated party, or mailed by certified or registered mail, return receipt requested, or delivered by a recognized national overnight courier service, as follows:

If to the Company to:	WeddingWire, Inc.
c/o Permira Advisers LLC
3000 Sand Hill Road, Building 1, Suite 170
Menlo Park, CA 94025
Attention: Dipan Patel
Email: Dipan.Patel@permira.com

with a copy to:	Fried, Frank, Harris, Shriver, Jacobson LLP
801 17th Street NW
Washington, DC 20006
Attention: Adam Kaminsky, Esq.
email: adam.kaminsky@friedfrank.com

If to Executive to:	(Last address of Executive on the payroll records of the Company unless otherwise directed in writing by Executive)

with a copy to:	[insert counsel]
Attention: [name], Esq.
email:

(ii)         All notices sent under this Agreement shall be deemed given twenty-four (24) hours after sent by courier, seventy-two (72) hours after sent by certified or registered mail and when delivered if by personal delivery.

(iii)        Any party hereto may change the address to which notice is to be sent hereunder by written notice to the other parties in accordance with the provisions of this Section 12(h).

i.             Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without reference to the conflicts of laws provisions thereof). Any action, suit or other legal proceeding arising under or relating to any provision of this Agreement shall be commenced only in a court of the State of New York located in New York City (or, if appropriate, a federal court located within New York, New York), and the Company and Executive each consents to the jurisdiction of such a court. The Company and Executive each hereby irrevocably waive any right to a trial by jury in any action, suit or other legal proceeding arising under or relating to any provision of this Agreement.

j.             Entire Agreement. This Agreement contains the full and complete understanding of the parties hereto with respect to the subject matter contained herein and, unless specifically provided herein, this Agreement supersedes and replaces any prior agreement, either oral or written, which Executive may have with the Company that relates generally to the same subject matter, including without limitation the Original Employment Agreement. In the event of any inconsistency between this Agreement and any other plan, program, practice of or agreement with the Company, this Agreement shall control unless such other plan, program, practice or agreement provides otherwise by specific reference to this Section 12(j).

k.           Assignment. The Company may assign this Agreement to any of its affiliates or to any successor to all or substantially all of the business and/or assets of the Company. This Agreement may not be assigned by Executive, and any attempted assignment shall be null and void and of no force or effect. All amounts otherwise due and owing to Executive hereunder immediately prior to his death shall be paid to his estate in the event that he dies before receipt thereof.

l.             Severability. If any one or more of the terms, provisions, covenants or restrictions of this Agreement shall be determined by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect, and to that end the provisions hereof shall be deemed severable.

m.            Survival. The provisions of Sections 6, 7, 8, 9, 10, 11 and 12 of this Agreement and the Non-Disclosure Agreement shall survive any termination of Executive’s employment and any termination of this Agreement. For the avoidance of doubt, any defined terms used in any of such surviving provisions shall continue to have the meanings ascribed to such terms in this Agreement post termination of Executive’s employment and termination of this Agreement.

n.            Section Headings. The Section headings set forth herein are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement whatsoever.

o.            Voluntary Agreement. Executive and the Company represent and agree that each has reviewed all aspects of this Agreement, has carefully read and fully understands all provisions of this Agreement, and is voluntarily entering into this Agreement. Each party represents and agrees that such party has had the opportunity to review any and all aspects of this Agreement with legal, tax or other adviser(s) of such party’s choice before executing this Agreement.

p.            Nonqualified Deferred Compensation Omnibus Provision. It is intended that any payment or benefit which is provided pursuant to or in connection with this Agreement which is considered to be a deferral of compensation within the meaning of Section 409A of the Code shall be paid and provided in a manner, and at such time and in such form, as complies with the applicable requirements of Section 409A of the Code to avoid the unfavorable tax consequences provided therein for noncompliance and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in accordance with such intent. The provisions of this Section 12(p) shall qualify and supersede all other provisions of this Agreement as necessary to fulfill the foregoing intention while to the maximum possible extent preserving the economic benefits otherwise intended hereunder. In connection with effecting such compliance with Section 409A of the Code, the following shall apply:

(i)          Notwithstanding any other provision of this Agreement, the Company is authorized, after consulting with Executive, to amend this Agreement, to void or amend any election made by Executive under this Agreement and/or to delay the payment of any monies and/or provision of any benefits in such manner as may be necessary to comply, or to evidence or further evidence required compliance, with Section 409A of the Code. Any such amendment shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to Executive of the applicable provision without violating the provisions of Section 409A of the Code.

(ii)         Neither Executive nor the Company shall take any action to accelerate or delay the payment of any monies and/or provision of any benefits in any manner which would not be in compliance with Section 409A of the Code. Notwithstanding the foregoing:

(A)	Payment may be delayed for a reasonable period in the event the payment is not administratively practical due to events beyond the recipient’s control such as where the recipient is not competent to receive the benefit payment, there is a dispute as to the amount due or the proper recipient of such benefit payment, additional time is needed to calculate the amount payable, or the payment would jeopardize the solvency of the Company; and

(B)	Payments shall be delayed in the following circumstances: (1) where the Company reasonably anticipates that the payment will violate the terms of a loan agreement to which the Company is a party and that the violation would cause material harm to the Company; or (2) where the Company reasonably anticipates that the payment will violate federal securities laws or other applicable laws; provided that any payment delayed by operation of this clause (B) will be made at the earliest date at which the Company reasonably anticipates that the payment will not be limited or cause the violations described;

Provided, such delay in payment shall occur only in a manner that satisfies the requirements of Section 409A of the Code and regulations thereunder.

(iii)        If at the time of any separation from service Executive is a specified employee at a time in which the Company (or successor) is a publicly traded corporation, within the meaning of Section 409A(a)(2)(B)(i) of the Code and regulations thereunder, to the minimum extent required to satisfy Section 409A(a)(2)(B)(i) of the Code and regulations thereunder, any payment or provision of benefits to Executive in connection with his separation from service (as determined for purposes of Section 409A of the Code) shall be postponed and paid in a lump sum on the first business day following the date that is six months after Executive’s separation from service (the “409A Deferral Period”), and the remaining payments due to be made in installments or periodically after the 409A Deferral Period shall be made as otherwise scheduled. In the event benefits are required to be so postponed, any such benefit may be provided during the 409A Deferral Period at Executive’s expense, with Executive having a right to reimbursement from the Company promptly after the 409A Deferral Period ends, and the balance of the benefits shall be provided as otherwise scheduled.

(iv)        If a “change of ownership or effective control of the Company or of the ownership of a substantial portion of the assets of the Company” under Section 280G of the Code (“280G CiC”) occurs which does not constitute a change in ownership of the Company or in the ownership of a substantial portion of the assets of the Company as provided in Section 409A(a)(2)(A)(v) of the Code, then payment of any amount or provision of any benefit payable pursuant to such 280G CiC under this Agreement which is considered to be a deferral of compensation subject to Section 409A of the Code shall be postponed until another permissible payment event contained in Section 409A of the Code occurs (e.g., death, disability, separation from service from the Company and its affiliated companies as defined for purposes of Section 409A of the Code), including any deferral of payment or provision of benefits for the 409A Deferral Period as provided above.

(v)         References under this Agreement to Executive’s termination of employment shall be deemed to refer to the date upon which Executive has experienced a “separation from service” within the meaning of Section 409A of the Code. All payments (including for the avoidance of doubt any right to a series of installment payments) made under this Agreement shall constitute “separate payments” for purposes of Section 409A of the Code. To the extent any reimbursements or in-kind benefits due to Executive under this Agreement constitute “deferred compensation” under Section 409A of the Code, any such reimbursements or in-kind benefits shall be paid to Executive in a manner consistent with Treas. Reg. Section 1.409A-3(i)(1)(iv).

q.            No Mitigation; Offset. Executive shall not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking (and, without limiting the generality of this sentence, no payment otherwise required under this Agreement shall be reduced on account of) other employment or otherwise. Subject to applicable law, payments under this Agreement shall be subject to offset in respect of any claims which the Company may have against Executive.

[Signature Page Follows This Page]

IN WITNESS WHEREOF, the parties hereto have executed, or caused their duly authorized representatives to execute, this Agreement to be effective as of the date first written above.

“WEDDINGWIRE”

By:	/s/ Timothy Chi
Name: Timothy Chi
Title: Chief Executive Officer

“XO GROUP”

By:	/s/ Gillian Munson
Name: Gillian Munson
Title: Chief Financial Officer

“PARENT” solely for the purposes of Sections 2(a) and 11

By:	/s/ Dipan Patel
Name: Dipan Patel
Title: Chief Executive Officer, President, Chairman of the Board, Chief Financial Officer and Treasurer

“EXECUTIVE”
/s/ Michael Steib
Michael Steib

Exhibit A

EMPLOYEE NON-DISCLOSURE, NON-COMPETITION AND INVENTION ASSIGNMENT AGREEMENT

Exhibit B

RELEASE

Exhibit C

INDEMNIFICATION AGREEMENT